CONFIDENTIAL TREATMENT REQUESTED BY
FOREST LABORATORIES, INC. PURSUANT TO RULE 83, 17 C.F.R. § 200.83

FOREST LABORATORIES, INC.
909 Third Avenue
New York, NY 10022-4731

Rita Weinberger
Vice President – Controller
and Principal Accounting Officer
FAX:  212-750-9152
DIRECT LINE:  212-224-6604

May 8, 2012

SUBMITTED VIA FEDERAL EXPRESS;
REDACTED COPY VIA EDGAR

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Division of Corporate Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:           Forest Laboratories, Inc.
Form 10-K for the Fiscal Year Ended March 31, 2011
Filed May 27, 2011
Form 10-Q for the Quarterly Period Ended December 31, 2011
Filed February 9, 2012
File No. 001-05438

Dear Mr. Rosenberg:

We refer to the comment letter dated April 19, 2012 (the “Letter”) from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) concerning the Form 10-K for the fiscal year ended March 31, 2011 of Forest Laboratories, Inc. (the “Company”) filed with the Commission on May 27, 2011 (the “Form 10-K”), and the Form 10-Q for the quarterly period ended December 31, 2011 of the Company filed with the Commission on February 9, 2012 (the “Form 10-Q”).

To assist in your review, we have included the Staff’s comments in advance of each of our responses below and use the same numbering as contained in the Letter.  The Company expects that it will revise future filings as noted in the responses indicated below.  Please note that the copy of this response letter filed via EDGAR on May 8, 2012 omits certain confidential information included herein as indicated therein by [***].

Except for the historical information contained herein, this response letter contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements involve a number of risks and uncertainties, including the difficulty of predicting FDA approvals, the acceptance and demand for new pharmaceutical products, the impact of competitive products and pricing, the timely development and launch of new products, and the risk factors listed from time to time in the Company’s Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and any subsequent Commission filings.

Pursuant to the Securities and Exchange Commission’s Rule 83, 17 C.F.R. 200.83, the Company requests confidential treatment for portions of our response to Comment Number 3 and Comment Number 4.  Specifically, we request that these portions, as indicated by [***], be maintained in confidence, not be made part of any public record and not be disclosed to any person, because each such portion contains confidential information, the disclosure of which would cause the Company serious competitive harm.  In the event that the Staff receives a request for access to the confidential portions herein, whether pursuant to the Freedom of Information Act (“FOIA”) or otherwise, the Company respectfully requests that we be notified immediately so that we may further substantiate this request for confidential treatment under Rule 83, 17 C.F.R. 200.83.  Please address any notification of a request for access to such documents to the undersigned, with a copy to Melissa Cooper, Esq., Dornbush Schaeffer Strongin & Venaglia, LLP, 747 Third Avenue, New York, New York 10017 or via email at cooper@dssvlaw.com.

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Form 10-K

Developments, page 6

Comment 1:  We note your response to our prior comment 1.  We also note that you plan to provide enhanced disclosure to clarify that the company was granted exclusive, worldwide rights under the Merck Agreement and exclusive rights in the United States under the Nycomed Agreement.  With respect to this disclosure specifically, and for any disclosure that you intend to revise in response to our comments in this letter, please provide us with a draft of your proposed changes as soon as possible so that we may have the opportunity to review and comment on the revisions.

Response:

The Company acknowledges the Staff’s comments and will provide enhanced disclosure to clarify that the Company was granted exclusive, worldwide rights under the Merck Agreement and exclusive rights in the United States under the Nycomed Agreement, and such disclosure will appear under Item 1 (“Business”) of Form 10-K (“Item 1”) under the heading “Developments” beginning with the Company’s Annual Report on Form 10-K for the fiscal year ending March 31, 2012 (the “2012 Form 10-K”).  The enhanced disclosure to be added to the relevant sections regarding Viibryd® and Daliresp®, respectively, is provided below:

A.  Enhanced Disclosure With Respect to the Merck Agreement

As a result of our acquisition of Clinical Data, we obtained a license agreement with Merck under which we have the exclusive, worldwide rights to develop and market Viibryd, which was launched in the U.S. in August 2011.

B.  Enhanced Disclosure With Respect to the Nycomed Agreement

We licensed exclusive United States rights to Daliresp from Nycomed.

We also note your response regarding the material terms of the following agreements:

•	the Lundbeck agreement regarding Lexapro;
•	the Merz agreement regarding Namenda;
•	the Nycomed agreement regarding Dalisrep; and
•	the Merck agreement regarding Viibryd.

Please note that we are not asking you to disclose specific milestone amounts and royalty rates and notwithstanding your confidential treatment requests, the company must provide disclosure regarding aggregate upfront payments and milestones and a range of royalties within a ten percent range as we deem this information to be material to investors. Please revise your disclosure for the agreements listed above to include the following:

•	the material rights and obligations of each party;
•	aggregate upfront payments and milestones received or paid to date;
•	royalty rates expressed as a range within ten percent (i.e. single digits, teens, twenties, etc.);
•	duration and termination provisions; and
•	any other material provisions.

Please note that your response did not address the inclusion of duration and termination provisions for these agreements, however, we consider this information material to investors as well.

Response:

The Company acknowledges the Staff’s comments concerning the scope of its disclosure with respect to the Lundbeck agreement regarding Lexapro® (the “Lundbeck Agreement”), the Merz agreement regarding Namenda® (the “Merz Agreement”), the Nycomed agreement regarding Daliresp (the “Nycomed Agreement”) and the Merck agreement regarding Viibryd (the “Merck Agreement” and together with the Lundbeck Agreement, Merz Agreement and Nycomed Agreement, the “Product Line Agreements”).

A.  Royalty Rates

As a preliminary matter, the Company respectfully notes that it has traditionally sought (and obtained) from the Staff the right to redact the specific royalty rates payable by it under the terms of license agreements which have been filed as Exhibits to the Company’s periodic reports on the basis that the disclosure of such information (i) is neither necessary to protect investors nor material to their understanding of either the license agreement or the Company’s business, and (ii) would be competitively disadvantageous to the Company and, by extension, disadvantageous to its stockholders.  The Company believes that these arguments against the disclosure of specific royalty rates are equally applicable to the disclosure of royalty rates “within a ten percent range.”

In particular and as we have previously stated in our confidential treatment requests, disclosure of Company confidential financial information such as royalty rates is not necessary for the protection of investors since the economic effects of the Product Line Agreements on the Company, including, but not limited to, the royalty rates contained therein,  are reflected in the Company’s financial statements included in the Company’s periodic reports that are filed with the Commission (the “Financial Statements”). In our view, adding a range of royalty rates provides no additional material information and could potentially be misleading to investors.  For example, investors might easily believe that a product subject to a 9.5% royalty and described as having a royalty in the range of 1% to 10% was significantly more profitable than a product bearing a 10.5% royalty and described as having a royalty in the range of 10% to 20% even though that would not be the case.  Similarly, royalties are reflected in the Financial Statements as part of the Company’s cost of goods sold, which is one of the key metrics used by investors in determining profitability.

Correspondingly, while disclosure of a range of royalty rates would contribute little to either an investor’s understanding of the Product Line Agreements or the Company’s business, such disclosure could adversely affect the business terms on which the Company conducts its business. Specifically, the Company believes that maintaining the confidentiality of financial terms such as royalty rates is particularly critical in the case of license agreements where so many of the details of the contractual relationship are subject to extensive negotiation. The Company’s negotiated agreements differ significantly from one another as to commercial terms commonly found within such agreements. Because the Company’s business model is primarily to acquire rights to products from third parties, the Company will continue to engage in intensive negotiations with potential collaborators and counterparties with respect to terms on which the Company will be providing research and development and acquiring technologies and will also be competing with various competitors in that regard. Public disclosure of the royalty rates that the Company has previously agreed to could make it more difficult for the Company to negotiate improved terms in an agreement with a future partner, and could result in considerable economic damage to the Company. Specifically, if the royalty rates that the Company has agreed to in the Product Line Agreements were publicly available, they could be used by prospective collaborators or counterparties as a benchmark for future agreements, and provide competitors with an unfair negotiating position with respect to new product opportunities, in each case, to the detriment of the Company and its stockholders.  Although disclosure of a range of rates rather than specific rates mitigates this problem to some extent, it by no means eliminates it.

For the foregoing reasons, the Company respectfully disagrees with the Staff as to the need to disclose a range of royalty rates for each Product Line Agreement.

B.  Aggregate Upfront Payments and Milestones Received or Paid to Date

The Company respectfully advises the Staff that it disclosed upfront payments for each of its acquired or licensed products and aggregate milestone payments at pages 83 and 84 of the Form 10-K, and anticipates providing similar disclosure in the 2012 Form 10-K.  The Company does not believe that the additional disclosure requested by the Staff is either required for the protection of investors or material to their understanding of the Company’s products or business since the economic effects of such milestone payments are already reflected in the Financial Statements.  Further, such payments are generally not material and, to the extent any are deemed material by management, are discussed under the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” or other sections of our periodic reports filed with the Commission.

Accordingly, the Company does not believe that any additional disclosure in this regard is necessary or desirable.

C.  Additional Disclosure for Selected Principal Products

As noted in our March 19, 2012 response letter, the Company believes that its disclosure under Item 1 is in full compliance with the requirements set forth in Item 101 of Regulation S-K.  After careful consideration of the Staff’s comments, however, we intend to provide enhanced disclosure regarding the terms of our third party license agreements relating to Lexapro and Namenda, which accounted for more than 80% of the Company’s total product sales in fiscal year 2012. The Company does not believe that the additional disclosure requested by the Staff with respect to the Merck Agreement and Nycomed Agreement is either required for the protection of investors or material to their understanding of the Company’s business since, individually, they do not account for a material portion of the Company’s sales and the economic effects of such agreements are already reflected in the Financial Statements.  The proposed disclosure, which will appear under Item 1 under the heading “Principal Products”, is provided below:

Lexapro: Lexapro was developed and is marketed under agreements with H. Lundbeck A/S entered into in 1998 (collectively, the Lundbeck License).  The Lundbeck License has been filed as Exhibits 10.17 and 10.18, respectively, to the Company’s Annual Report on Form 10-K for the period ended March 31, 2002 and the following description of the terms of these agreements is qualified in its entirety by reference to the copies of the agreements which have been filed with the Securities and Exchange Commission and such agreements are incorporated herein by reference.

Under the terms of the Lundbeck License, the Company is granted exclusive U.S. marketing (and related manufacturing) rights to the S-Enantiomer form of the compound known as citalopram and to certain related patents and technology (excluding certain rights with respect to indications that are not material).

Lundbeck supplies Forest with all of its requirements of the licensed compound and licenses certain trademark rights to Forest for which the Company pays Lundbeck product and trademark royalties calculated as fixed percentages of its net sales of the product.  Lundbeck may elect to discontinue supply on not less than three years prior written notice to Forest but Forest will remain obligated to pay certain residual payments to Lundbeck for so long as it is marketing products under the Lundbeck License.

The initial term of the Lundbeck License expired in 2010, subject to successive five-year renewal terms unless terminated by either party, and the agreement is currently in its first renewal term.  Forest will continue to have exclusive U.S. marketing (and related manufacturing) rights following any expiration of the Agreement or any termination of the Agreement by Forest by reason of a breach by Lundbeck, subject to its obligation to continue to pay applicable product and trademark royalties. The agreement may be terminated by either party in the event of the bankruptcy or a material default (as determined by pursuant to an arbitration proceeding) by the other.  In addition each of the parties has certain rights to terminate the Lundbeck License in the event that the other party undergoes a change in control.

As noted above, the composition of matter patent for Lexapro has expired and sales of Lexapro have and are expected to continue to decline as a result of competition from generic formulations of the product.

Namenda: Namenda is marketed under agreements between Forest and Merz+Co. GmbH & Co. (Merz) dated June 28, 2000 (collectively, the Merz License).  A copy of the Merz License has been filed as Exhibit 10.16 to the Company’s Annual Report on Form 10-K for the period ended March 31, 2004 and the following description of the terms of this agreement is qualified in its entirety by reference to the copy of the agreement which has been filed with the Securities and Exchange Commission and such agreement is incorporated herein by reference.

Under the terms of the Merz License, the Company is granted exclusive U.S. marketing (and related manufacturing) rights with respect to products containing Memantine for use in the treatment of vascular dementia and Alzheimer’s disease, and Merz has agreed to supply all of Forest’s requirements of the active pharmaceutical ingredient Memantine. The Merz License requires that Forest pay to Merz a percentage of its net revenues from the sale of Namenda as a royalty.

The agreement expires in 2028.  The Agreement may be terminated by either party in the event the other party breaches any of its obligations under the Agreement and such breach continues beyond any applicable cure period (as determined by an arbitration proceeding).  In the event of such a termination by Merz, Forest would lose all of its rights under the Agreement.  Upon expiration of the Agreement (or upon earlier termination of the Agreement by reason of a breach by Merz), Forest would continue to have a perpetual non-exclusive license to market the product in the U.S. and exclusive rights to use the Namenda trademark subject to the payment of a trademark royalty.

Lastly, we note that you intend to incorporate the Nycomed Agreement by reference as an exhibit to your 2012 Form 10-K.  Please verify that you will also incorporate the Merck Agreement which was filed as Exhibit 10.3 to the company’s Form 10-Q for the quarterly period ended September 30, 2011 by reference as an exhibit to your 2012 Form 10-K as well.

Response:

The Company acknowledges the Staff’s comments and confirms that it will incorporate the Merck Agreement which was filed as Exhibit 10.3 to the Company’s Form 10-Q for the quarterly period ended September 30, 2011 by reference as an exhibit to the Company’s 2012 Form 10-K as well.

Form 10-Q
Notes to Condensed Consolidated Financial Statements
Note 12: Business Combinations, page 16

Comment 2:  We acknowledge your response to our previous comment 3.  Please revise your proposed disclosure to clarify that you value the consideration conveyed to the seller at fair value consistent with the guidance under ASC 805-30-30-1 and 30-7.  Also, please revise your proposed disclosure to clarify that, when you refer to the purchase price in your disclosure regarding how you determine goodwill, you mean the fair value of the consideration conveyed to the seller.

Response:

The Company acknowledges the Staff’s comments concerning its accounting policy for business combinations. In response to the Staff’s comments, we intend to include the following disclosure in our future filings, beginning with the 2012 Form 10-K, to clarify the Company’s accounting policy for business combinations:

Business Combinations

The Company accounts for business combinations under the acquisition method of accounting, which requires the assets acquired and liabilities assumed to be recorded at their respective fair values as of the acquisition date in the Company’s consolidated financial statements. The determination of fair value may require management to make significant estimates and assumptions. The purchase price is the fair value of the total consideration conveyed to the seller and the excess of the purchase price over the fair value of the acquired net assets, where applicable, is recorded as goodwill. The results of operations of an acquired business are included in our consolidated financial statements from the date of acquisition. Costs associated with the acquisition of a business are expensed in the period incurred.

Comment 3:  We acknowledge your response to our previous comment 5.  Your assertion that apedenoson has no value to you or a market participant appears to be inconsistent with your continued development of this Phase III product candidate and your expected launch in 2014, subject to FDA approval.  Please address the following:

•
Please provide us an explanation of the model used to determine that apedenoson has no value to a market participant at acquisition and a summary of the inputs used in that model, including the costs you expect to incur through approval, anticipated sales and the risk-adjusted rates used to discount the anticipated cash flows.

•	Please tell us when Phase III trials began for apedenoson, how many Phase III trials you intend to complete and the status of the Phase III trial(s) at the acquisition date.

•	Please tell us the costs Clinical Data incurred through the acquisition date on the development of apedenoson.

•
Please explain to us why you continue to develop a product candidate that has no value.  Explain why you would continue to expend company resources on the development of a product candidate where the risk-adjusted future cash inflows do not exceed the future cash outflows.

•	Please explain to us why the rights to develop the product candidate do not have separate value when no one else can develop it.

Response:

The Company acknowledges the Staff’s comments concerning its accounting disclosure for intangible assets set forth in Note 12 (“Business Combinations”) on page 18 of the Form 10-Q.  In response to the Staff’s comments, the Company respectfully submits the following information regarding the Company’s approach to the valuation of apadenoson:

RULE 83 CONFIDENTIAL TREATMENT REQUEST MADE
BY FOREST LABORATORIES, INC.; REQUEST NUMBER 1

The Company utilized the multi-period excess earnings model to determine the fair value of the apadenoson asset. The assumptions included sales peaking at approximately [***] and additional R&D totaling approximately [***].  Pre-tax earnings were tax-effected assuming a 40.0 percent tax rate to reflect the fact that the intellectual property was developed in the United States and the assumption that a market participant buyer of the asset would likely be subject to a similar level of federal and state taxation on the income derived from the asset. A discount rate of [***] was applied to reflect the relative risk of the product and contributory asset charges were subtracted for use of the Company’s net working capital, fixed assets and assembled workforce.

The Company determined that the excess earnings method of the income approach provided the most reasonable approach for estimating the fair value of apadenoson based on the ability to forecast expected sales and expenses related to the product, and thus future cash flows. Per the AICPA guide on IPR&D valuation, other methods are considered when a meaningful method of determining cash flows is not available; therefore the historical expense recorded by Clinical Data is not relevant to the valuation of apadenoson. Based on the valuation, apadenoson, and the rights to develop the product, were determined to have a fair value of zero as a result of the present value of the forecasted cash flows arising from their exploitation being less than the present value of the expected costs necessary to effectuate regulatory approval and commercialization, when such cash flows are discounted using a rate of return commensurate with the compound's unapproved status.

That said, fair value valuations are sensitive to the assumptions used, particularly assumptions regarding the commercial viability of a pharmaceutical product. At the time of the acquisition, there were eight legacy studies (i.e. studies done by previous owners of apadenoson) that were completed in enrollment, but had not had their clinical study reports written.  Forest completed the clinical study reports for six of the eight studies post acquisition, while the other two studies were not completed because the information needed to clean up their data bases was not readily available despite our best efforts.  These additional expenditures were incurred because management was not prepared to shut down ongoing research projects based solely on the accounting valuation.  Based on the completed studies and further review of the Company’s product development program, the Company abandoned the product in March 2012.

Comment 4:  We acknowledge your response to our previous comment 6.  To assist us in assessing your response, please provide us a description of the excess earnings method you used for the valuation of Viibryd.  Please include a description of the key assumptions used and how the key assumptions were determined.  Include quantified information of any contributory asset charge used and explain the rationale for its use.  Tell us how the net present value of any tax benefits associated with amortizing the intangible asset for tax purposes is considered in your valuation.

Response:

The Company acknowledges the Staff’s comments concerning its accounting disclosure for Viibryd set forth in Note 12 (“Business Combinations”) on page 18 of the Form 10-Q. The Company respectfully submits the following information regarding the valuation of Viibryd:

RULE 83 CONFIDENTIAL TREATMENT REQUEST MADE
BY FOREST LABORATORIES, INC.; REQUEST NUMBER 2.

The Company utilized the multi-period excess earnings model to determine the fair value of the Viibryd asset. The assumptions included sales of approximately [***] in fiscal 2012 and rapid growth to approximately [***]; with annual revenues peaking at approximately [***].  Pre-tax earnings were tax-effected assuming a 40.0 percent tax rate to reflect the fact that the Viibryd intellectual property was developed in the United States and the assumption that a market participant buyer of the asset would likely be subject to a similar level of federal and state taxation on the income derived from the asset.

Contributory asset charges were applied for the use of net working capital, fixed assets and an assembled workforce in the generation of cash flow from the acquired asset:

Net working capital was assumed to be equal to [***] percent of revenue based on the level of net working capital held by comparable pharmaceutical companies.  An after-tax return of [***] percent was assumed for this contributory asset based primarily on an estimated cost of financing for working capital.

The contributory asset charge for use of fixed assets was based on the level of such assets acquired within the transaction (adjusted for forecasted levels of capital expenditures and depreciation) and an assumed after-tax rate of return of [***] percent, reflective of an estimated financing cost of pharmaceutical-related equipment.

The contributory asset charge for use of the assembled workforce was based on an estimated fair value for the employees that were assumed to be required to commercialize the product and an estimated after-tax return of [***] percent.  The estimated fair value of these employees was based on a replacement cost method and the assumed rate of return was based on an estimate of the weighted average cost of capital for Clinical Data.

A [***] percent discount rate was applied to the Viibryd cash flows.  This rate was selected based on consideration of an estimated weighted average cost of capital for Clinical Data of [***] percent as well as a downward adjustment to reflect the fact that the drug had already obtained regulatory approval within the United States.

A tax amortization benefit was added to the present value of the cash flows.  This benefit was calculated assuming a fifteen year straight-line amortization period, commensurate with the relevant United States tax regulations for intangible assets of this kind.

Management’s Discussion and Analysis
of Financial Condition and Results of Operations
Financial Condition and Liquidity, page 20

Comment 5:  We acknowledge your response to comment 7 and your disclosure “Of our total cash and cash equivalents and marketable securities position at December 31, 2011, 14%, or approximately $449 million, was domiciled domestically with the remainder held by our international subsidiaries.”  In view of the significant amount of undistributed earnings of your foreign subsidiaries that you intend to invest indefinitely, provide us proposed disclosure to be included in future periodic reports indicating the portion of the 86% of your internationally domiciled cash and cash equivalents and marketable securities considered as invested indefinitely, and the reasons this indefinite investment is not expected to have a material effect on the Company’s liquidity and capital resources.  Further, please provide us proposed disclosure to be included in your notes to financial statements in future periodic reports that complies with ASC 740-30-50-2.c.

Response:

The Company acknowledges the Staff’s comments concerning matters disclosed on page 20 of the “Management’s Discussion and Analysis” section of the Form 10-Q. In response to the Staff’s comments, we intend to include the following disclosure in our future filings, beginning with the 2012 Form 10-K:

Financial Condition and Liquidity

Approximately $6.4 billion is held in low tax jurisdictions and is attributable to earnings that are expected to be indefinitely reinvested offshore.  Cash repatriations are subject to restrictions in certain jurisdictions and may be subject to withholding and other taxes.  Forest continues to actively seek opportunities to further develop foreign operations through strategic alliances, business acquisitions, collaboration agreements and other investing activities, and intends to use cash held offshore to fund these activities as well as for other foreign activities including working capital and capital expenditures.  We expect cash generated by our U.S. operations, together with existing cash, cash equivalents, marketable securities, our $500 million revolving credit facility and borrowings from the capital markets, to be sufficient to cover cash needs for our U.S. operations including common stock repurchases, strategic alliances and acquisitions, milestone payments, working capital and capital expenditures.

Income taxes

At March 31, 2012, U.S. taxes have not been provided on approximately $6.4 billion of undistributed earnings of foreign subsidiaries as these undistributed earnings are indefinitely reinvested offshore. If, in the future, these earnings are repatriated to the U.S., or if such earnings are expected to be remitted in the foreseeable future, additional tax provisions would be required. Due to complexities in the tax laws and the assumptions that would have to be made, it is not practicable to estimate the amounts of income taxes that would have to be provided.

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The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the Form 10-K and Form 10-Q, that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Form 10-K and Form 10-Q, and that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments relating to our responses please contact Rita Weinberger, the Company’s Vice President – Controller and Principal Accounting Officer at (212) 224-6604.

Sincerely,
Forest Laboratories, Inc.

By:  /s/ Rita Weinberger
Rita Weinberger
Vice President – Controller and Principal Accounting Officer
cc:           Francis I. Perier, Jr.
Herschel S. Weinstein
Melissa Cooper

PURSUANT TO RULE 83, THE COMPANY HEREBY REQUESTS CONFIDENTIAL TREATMENT FOR THE INFORMATION CONTAINED IN REQUESTS NUMBER 1 AND 2. THE COMPANY RESPECTFULLY REQUESTS THAT WE BE NOTIFIED IMMEDIATELY IN ACCORDANCE WITH THE LAST PARAGRAPH OF PAGE TWO OF THIS RESPONSE LETTER BEFORE THE COMMISSION PERMITS ANY DISCLOSURE OF THE REDACTED INFORMATION.